Exhibit 99.45

MAYFAIR STRENGTHENS MANAGEMENT TEAM

VANCOUVER, BC, Nov. 20, 2025 /CNW/ - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSXV: MFG) (OTCQX: MFGCF) is pleased to announce the appointment of Mr. Zayem Lakhani as Vice President, Capital Markets, effective November 19, 2025.

Nick Campbell, CEO of Mayfair Gold, stated, “We are excited that Zayem has agreed to join the Mayfair Gold team. The gold industry has started to attract new kinds of investor interest that have largely ignored gold mining investment opportunities over the past 15 years. With gold and gold equities outperforming, generalist investors are now seriously looking at opportunities to build exposure to the current gold cycle. Zayem’s background as a generalist fund manager gives him a unique skillset and network to help Mayfair engage with a broader set of investors. With shareholdings of 335,000 shares of Mayfair, Zayem has built a position that gives him skin in the game, which is a core management philosophy for Mayfair. With the addition of Zayem, Management and Insiders have acquired more than C$15 million of Mayfair equity in the past 12 months. We are lucky to have Zayem as part of the management team and look forward to working with him and seeing his efforts to make Mayfair Gold as success.”

Zayem Lakhani, VP Capital Markets for Mayfair Gold, stated, “The investment landscape is undergoing a paradigm shift, with gold and gold equities increasingly being recognized as essential components of a diversified multi-asset portfolio. Developers in Tier 1 jurisdictions with a timely and credible path to production and a management team with a track-record of execution offer one of the best risk-adjusted ways to leverage this favourable backdrop. Mayfair Gold exemplifies these characteristics and I am eager to contribute towards building value for all Mayfair stakeholders.”

Grants and Security Based Compensation

Mayfair also announces that 275,000 options to purchase an equivalent number of common shares of the Company were granted to Zayem Lakhani and 325,000 options were granted to key consultants working with the company. The 600,000 options were granted, effective November 20, 2025 at a strike price of $2.17 with a five year expiry. These options will vest over the following period:

•	One-third (1/3) of the options shall vest and become exercisable if the executive/consultant is actively employed on November 20, 2026

•

1/36 of the Options shall vest and become exercisable on each calendar month starting on December 20, 2026 for twenty-four (24) months thereafter for each subsequent month that executive/consultant remains actively employed.

Such grants have been made under the Company’s omnibus equity incentive plan (the “Omnibus Plan”) that was approved by the shareholders of the Company on September 4, 2025. The Omnibus Plan is a “rolling” 10% plan and provides for the grant of options, restricted share units, performance share units and deferred share units. The aggregate number of common shares reserved for issuance pursuant to the Omnibus Plan and all other security-based compensation arrangements of the Company, at any time, must not exceed 10% of the Company’s total issued and outstanding common shares.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this press release.

About Mayfair Gold

Mayfair Gold is focused on the advancement of its 100%-owned Fenn-Gib gold project in Ontario, Canada. Fenn-Gib is located 80km east of Timmins. Fenn-Gib hosts a 4.3 million-ounce indicated NI 43-101 open pit constrained mineral resource estimate. Located in the prolific Timmins gold district accessible by way of Highway 101, which runs right through the project, Mayfair is focused on utilizing existing access and infrastructure to advance the Fenn-Gib Gold project to production with discipline and efficacy with a commitment to safety, environmental stewardship and stakeholder engagement.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

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SOURCE Mayfair Gold Corp.

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%SEDAR: 00050362E

For further information: For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1-855-350-5600, info@mayfairgold.ca

CO: Mayfair Gold Corp.

CNW 17:23e 20-NOV-25